Filed Pursuant to Rule 433

Registration Nos. 333-236217 and 333-236217-01

April 7, 2020

BROOKFIELD FINANCE INC.

US$600,000,000 4.350% NOTES DUE 2030

FINAL TERM SHEET

April 7, 2020

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Security:	4.350% Senior Unsecured Notes due 2030

Expected Ratings*:	Baa1 (stable) (Moody’s Investors Service, Inc.) A- (stable) (S&P Global Ratings) A- (stable) (Fitch Ratings, Inc.) A (low) (stable) (DBRS Limited)

Ranking:	Senior Unsecured

Size:	US$600,000,000

Trade Date:	April 7, 2020

Expected Settlement Date**:	April 9, 2020 (T+2)

Maturity Date:	April 15, 2030

Coupon:	4.350%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2020

Price to Public:	99.903%

Benchmark Treasury:	UST 1.500% due February 15, 2030

Benchmark Treasury Price & Yield:	107-07+; 0.737%

Spread to Benchmark Treasury:	+ 362.5 basis points

Yield:	4.362%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to January 15, 2030 (three months prior to maturity), treasury rate plus 50 basis points

Par Call:	At any time on or after January 15, 2030 (three months prior to maturity), at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	The net proceeds from the sale of the notes will be used for general corporate purposes

CUSIP/ISIN:	11271L AE2/US11271LAE20

Joint Book-Running Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Citigroup Global Markets Inc.

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Itau BBA USA Securities, Inc.

Mitsubishi UFG Securities (USA), Inc.

Mizuho Securities USA LLC

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a joint registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. (toll free) at 1-800-503-4611 or by emailing prospectus.CPDG@db.com or by calling HSBC Securities (USA) Inc. (toll free) at 1 (866) 811-8049 or by emailing tmg.americas@us.hsbc.com.